October 25, 2024

Jarrett Boon
Chief Executive Officer
Safety Shot, Inc.
1061 E. Indiantown Rd., Ste. 110
Jupiter, FL 33477

        Re: Safety Shot, Inc.
            Amendment No. 2 to Registration Statement on Form S-3
            Filed October 17, 2024
            File No. 333-282315
Dear Jarrett Boon:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 15, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-3
Prospectus Summary, page 3

1. We note your response to comment 2. Please revise to address the following points:

             We note your disclosure that you "have conducted extensive informal research and experimentation involving a substantial number of volunteers under the influence of alcohol." Please clarify what you mean by "informal research and experimentation."
             We also note your disclosure that in connection with the clinical trials "cognitive responses were measured using the Visual Analogue Scale and physical function
           [was] assessed at the same intervals as the blood draws and breathalyzer assessments to correlate to function." Please revise to briefly explain how the
 October 25, 2024
Page 2

           Visual Analogue Scale is used to measure cognitive responses and explain how physical function was assessed. Please also clarify whether the Visual Analogue
           Scale or a different assessment was used to observe in "the pre-clinical tests that the participants showed significant improvement in motor function and reduction in slurred speech and other markers commonly associated with alcohol consumption." Finally, please clarify how you defined significant improvement in
           connection with these informal tests.
             Finally, we note your disclosure that the "clinical trials...consisted of 36 participants that were selected through advertising of the study"
and
           that "participants had to qualify based upon a complete medical history
           questionnaire, release from physicians and submitting to a standard bloodwork panel." Of the 36 participants, please disclose the age range and, if known,
           participants    reported levels of typical alcohol consumption, the
range of the
           number of drinks consumed per participant during the trial and the range of BACs measured among the 36 participants.

       Please contact Juan Grana at 202-551-6034 or Margaret Sawicki at 202-551-7153
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Arthur S. Marcus, Esq.